Exhibit 1.02

Ultra Clean Holdings, Inc.
Conflict Minerals Report
For The Year Ended December 31, 2013

The following should be read in conjunction with the definitions contained in the Securities and Exchange Commission (“SEC”) instructions to Form SD and related rules.

Requirements for this Report on Conflict Minerals

Ultra Clean Holdings, Inc. (the “Company”) is presenting this report for the year ended December 31, 2013 in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the SEC to implement reporting and disclosure requirements related to Conflict Minerals (“CMs”) as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). CMs are currently defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”).  The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain CMs which are necessary to the functionality or production of their products.

If a registrant can establish that the CMs originated from sources other than the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “Covered Countries”), or from recycled and scrap sources, it must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the CMs necessary to the functionality of its products may have originated in the DRC or an adjoining country, or if it is unable to determine the country of origin of those CMs, then the registrant must conduct due diligence as a method to conclude if the necessary CMs contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. The registrant must annually submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

Company Overview

The Company has been in business since 1991 and is a leading developer and supplier of critical subsystems for Original Equipment Manufacturers (“OEMs”) primarily in the semiconductor capital equipment industry. The Company also supports the flat panel, medical, energy and research and industrial industries. The Company develops, designs, prototypes, engineers, manufactures and tests systems and subsystems which are highly specialized and integral to its customers’ products.  The Company does business primarily in the United States as well as in China, Singapore and Europe.

Supply Chain Overview

The Company does not directly purchase raw ore or CMs and does not directly purchase materials from the DRC and surrounding countries. The Company conducted an analysis of its products and found that 3TG is necessary to the functionality or production of certain of its products. Tungston is used in the Company’s weldment process and has been determined to be sourced from a European supplier with no ties to the DRC.  The other three CMs are used in Printed Circuit Boards (PCBs) as a sub-tier component of certain of the Company’s subassembly products. Therefore, the products that the Company manufactures are subject to the reporting obligations of Rule 13p-1.

Reasonable Country of Origin Inquiry

With respect to CMs necessary to the functionality or production of products manufactured by the Company, or contracted by the Company to be manufactured, and required to be reported on Form SD for 2013, the Company conducted and is continuing to conduct in good faith a country of origin inquiry that the Company believes is reasonably designed to determine whether any of the CMs originated in a Covered Country or were from recycled or scrap sources.  For a description of the Company’s country of origin inquiry, please see the discussion below of the measures the Company took to exercise due diligence (of which such inquiry was a part).

To the extent that the CMs used in the Company’s products originated (or may have originated) in the Covered Countries and are not from recycled or scrap sources, the Companyhas not been able to determine whether the CMs that originated (or may have originated) in the Covered Countries financed or benefitted armed groups.

Design of Due Diligence Measures

During 2012-2013, the Company established management systems and due diligence procedures (our “CM Process”) as a basis for supply-chain management and disclosure compliance relating to CMs.  The Company designed the CM Process with the intent to conform in all material respects with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-affected and High-Risk Areas (Second Edition).  The design of the CM Process included the following :

•	a conflict minerals policy, which is on the Company’s website at www.uct.com;
•
an organizational structure and processes intended to ensure that each third-party manufacturer of the Company’s products that contain CMs were made aware of the Company’s policy on CMs and that information received by the Company that is relevant to supply-chain due diligence reaches the Company’s employees who have knowledge of the SEC disclosure;

•
a process, which uses a reporting template and data gathered by the Electronic Industry Citizenship Coalition (EICC) and the Global E-Sustainability Initiative (GeSI), to achieve control and transparency over the Company’s CM supply chain and identifies the risk that the Company’s products contain CMs financing or benefiting armed groups in any Covered Country;

•	an assessment by the internal team and management of the risk identified through the process described above;
•	a mechanism for suppliers and others to communicate to the Company their concerns with respect to the Company’s CM Process;
•	reliance on the electronics industry initiative described below to implement and validate supply chain due diligence; and
•	public reporting of the results of the Company’s due diligence.

The Company’s ability to determine the origin and chain of custody of CMs, and whether they directly or indirectly finance or benefit armed groups in any Covered Country (the “Conflict Status”), is limited.  The Company’s supply chain for CMs is complex.  The Company is several steps removed from the mining and smelting or refining of CMs.  Of necessity, we depend on information from suppliers that may themselves purchase CMs from persons other than the miner, smelter or refiner of CMs.

To gain insight into the country of origin, chain of custody and Conflict Status of the Company’s CMs, the Company relied primarily on the data reported via a consistent reporting template developed by the EICC and the data from the Conflict Free Smelter Assessment Program (CFSP) of the Extractives Work Group of the EICC and GeSI.  As described by EICC/GeSI, CFSP is a voluntary program in which an independent third party evaluates smelter and refiner procurement activities and determines whether the smelter or refiner demonstrated that all the materials they processed originated from conflict-free sources.

A description of the measures the Company took to exercise due diligence on the source and chain of custody of our CMs follows.

Due Diligence Measures Taken

During 2012-2013, the Company identified suppliers and also analyzed our build of materials to identify any CM’s that may be contained in the components provided by these suppliers.  In addition, the Company sought representations from its supply chain, which consisted of 343 suppliers as of December 31, 2013. The Company directed suppliers to provide information using the Conflict Minerals Reporting Template developed through an industry-wide initiative under the auspices of EICC and GeSI. In addition, the Company informed suppliers of its Conflict Minerals policy, under which the Company expects each supplier to provide information required for its compliance with SEC disclosure requirements.

Through these efforts, the Company received information from 98% of suppliers it surveyed, including information on materials supplied directly to the Company or contained in products that the Company contracted to be manufactured by third parties. Of these responses, 84% declared they were “conflict free” and 16% declared they were “conflict undeterminable.” The Company analyzed the suppliers’ template responses for completeness and internal consistency and followed up with suppliers in an effort to resolve any deficiencies the Company identified.  The Company relied on representations from suppliers that it considered reasonable. The Company is continuing its efforts to find greater transparency from suppliers.  In addition, the Company is continuing its efforts to work with suppliers to provide the Company with additional information for responses it deemed deficient or incomplete, or where responses have not yet been obtained.

Diligence Results

The Company believes it has conducted and is continuing to conduct a good faith reasonable country of origin inquiry with its suppliers. However, on the basis of its due diligence, the Company found with respect to each of its products the information the Company had gathered had failed to clarify the country of origin of the CMs contained in the product and, as a consequence, the Company has concluded that each of its products was “DRC conflict undeterminable.”

For further information about the Company’s business and products,

please see Item 1 of the Company’s annual report on Form 10-K for the year ending December 27, 2013, which is incorporated herein by reference.

The Company has and continues to rely on its suppliers’ responses to provide it with information about the source of conflict minerals contained in the components supplied to the Company. The Company’s direct suppliers are similarly reliant upon information provided by their suppliers.

Because the Company and its direct suppliers are generally several steps in the supply chain removed from the smelters or refiners that process CMs, our suppliers were not able to identify the smelters or refiners used to process the CMs used in our products. We are therefore unable to definitively determine, at this time, which of the smelters and refineries actually supplied CMs for specific components used in our end products. None of our suppliers have reported that they are aware that any of the CMs used in our products originated in the DRC or a surrounding area; however, we were unable to determine with specificity the country of origin of the CMs contained in each of our end products and, consequently any connection between our CMs and the direct or indirect financing of armed groups in the DRC.

Next Steps

The Company has taken, or will take, the following steps since the period covered by this Report to mitigate the risk that the Company’s CMs financed or benefitted armed groups in the Covered Countries:

•	attempt to increase the response rate of suppliers to the Company’s information requests;
•	actively monitor all existing suppliers and survey all new suppliers during the next compliance period;
•	survey our suppliers’ upstream suppliers as necessary to determine the identity, location and other information regarding the smelters and refiners that process the CMs used in our products;
•	encourage suppliers to increase the participation rate of smelters and refiners in the CFSP;
•	contact smelters and refiners in suppliers’ supply chain directly and encourage them to participate in the CFSP if they are not participating already; and

This will be an ongoing process for the Company to ensure it mitigates the risk of doing business with any supplier and sub-tier suppliers of CMs. The Company will also engage with the EICC and other key industry groups as part of a wider industry collaboration to develop best practices for the global supply chain and address the ongoing issue of CMs.